                         INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors of
UMB Scout Money Market Fund, Inc. - Federal Portfolio,
UMB Scout Money Market Fund, Inc. - Prime Portfolio
     and
the Securities and Exchange Commission:

RE: UMB Scout Money Market Fund, Inc. - Federal Portfolio
    UMB Scout Money Market Fund, Inc. - Prime Portfolio
    Form N-17f-2
    File Number 811-3528

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that UMB SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO and UMB SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO (the Company) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of April 30, 2004. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

      Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2004, with respect to securities of UMB SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO and UMB SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO, without prior notice to management:

      - Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company and Citibank in book entry form;

      - Reconciliation of all such securities to the books and records of the Company and the Custodian;

      We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

      In our opinion, management's assertion that UMB SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO and UMB SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2004 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

      This report is intended solely for the information and use of management of UMB SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO and UMB SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                            /s/ BKD, LLP

Kansas City, Missouri
August 30, 2004

                             Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:               Date examination completed:

     811-3528                                        April 30, 2004

2. State Identification Number:

AL  25683              AK  60038239         AZ  8466             AR  60004615        CA  504-5889     CO  IC-91-02-935

CT  214194             DE  5513             DC  60012559         FL  *               GA  SC-1505      HI  *

ID  48842              IL  60004376         IN  85-0335IC        IA  I-26312         KS  83S0000723   KY  M34790

LA  89367              ME  MFN207987        MD  SM19 980023      MA  03036846        MI  935638       MN  R-28088.1

MS  MF-98-01-003       MO  Q-MT-1282        MT  9203             NE  22646           NV  *            NH  *

NJ  MF-0645            NM  14070            NY  S 28-88-54       NC  *               ND  U558         OH  37103

OK  SE-2084910         OR  2001-1465        PA  87-08-113MF      RI  *               SC  MF11226      SD  10198

TN  RM03-1991          TX  C 39436-003-12   UT  006-6364-13      VT  1/16/98-19      VA  117738       WA  60019820

WV  MF-24126           WI  341389-03        WY  20516            PUERTO RICO

Other (specify):

     *Indicates Fund is registered in state but state does not issue identification numbers Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)

3. Exact name of investment company as specified in registration statement:
      UMB Scout Money Market Fund, Inc. - Federal Portfolio

4. Address of principal executive office: (number, street, city, state, zip code)
      803 West Michigan Street, Suite A, Milwaukee, WI 53233

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:               Date examination completed:

     811-3528                                        April 30, 2004

2. State Identification Number:

AL  25684               AK  60038240         AZ  8467                AR  60004614        CA  504-5889      CO  IC-91-02-935

CT  214193              DE  5514             DC  60012560            FL  *               GA  SC-1505       HI  *

ID  48843               IL  60004376         IN  85-0335IC           IA  I-26311         KS  98S0001427    KY  M34790

LA  89367               ME  MFN207988        MD  SM19 980022         MA  03036845        MI  935639        MN  R-28088.1

MS  MF-98-01-008        MO  Q-MT-1282        MT  33721               NE  11062           NV  *             NH  *

NJ  MF-0645             NM  14068            NY  S275320             NC  *               ND  U559          OH  37103

OK  SE-2084911          OR  2001-1465        PA  87-08-113MF         RI  *               SC  MF11227       SD  10199

TN  RM03-1991           TX  C 39437-003-12   UT  006-6364-13         VT  1/16/98-18      VA  117738        WA  60019821

WV  MF-24127            WI  341388-03        WY  20516               PUERTO RICO

Other (specify):

     *Indicates Fund is registered in state but state does not issue identification numbers Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)

3. Exact name of investment company as specified in registration statement:
      UMB Scout Money Market Fund, Inc. - Prime Portfolio

4. Address of principal executive office: (number, street, city, state, zip code)
      803 West Michigan Street, Suite A, Milwaukee, WI 53233

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

      We, as members of management of UMB Scout Money Market Fund, Inc. - Federal Portfolio and UMB Scout Money Market Fund, Inc. - Prime Portfolio (the "Company"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2004 and from December 31, 2003 through April 30, 2004.

      Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2004 and from December 31, 2003 through April 30, 2004, with respect to securities reflected in the investment account of the Company.

UMB SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO
UMB SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO

By /s/ Larry Schmidt
   -------------------------------------------
     Larry Schmidt, Senior Vice President